Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, February 09, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that contracted yesterday a new stand-by credit facility through its wholly-owned subsidiaries Suzano International Trade GmbH and Suzano Pulp and Paper Europe S.A., increasing the total amount available in stand-by credit facilities from US$ 500 million to US$ 1,275 million. The new facility aims to expand the already robust liquidity position, providing greater flexibility to cash management in the next years, in the context of a new investment cycle related to Project Cerrado.

Of the total contracted amount of US$ 1,275 million, US$ 100 million will be available until February 2024, being the remaining amount of the facility contracted in 2019 with an original size of US$ 500 million. The additional US$ 1,175 million will be available until February 2027, with the same financial terms of the facility due in February 2024.

Lastly, Suzano reiterates its commitment with financial discipline and transparency with its investors.

São Paulo, February 09, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer